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                                                                    EXHIBIT 99.1

                              FORRESTER & BOEHMERT

Professional Representation at the       Zugelassen zur Vertretung vor dem
European Patent Office*                  Europaischen Patentamt*

                              GROUNDS OF OPPOSITION

THIS OPPOSITION IS FILED ON BEHALF OF TRUBION PHARMACEUTICALS INC. OF 2401, FOURTH AVENUE, SUITE 1050, SEATTLE, WA 98121, UNITED STATES OF AMERICA.

THIS OPPOSITION IS FILED AGAINST EUROPEAN PATENT NO. 1176981 (EUROPEAN PATENT APPLICATION NO. 00928991.9), IN THE NAME OF GENENTECH INC. AND BIOGEN IDEC INC., ENTITLED, "TREATMENT OF AUTOIMMUNE DISEASES WITH ANTAGONISTS WHICH BIND TO B-CELL SURFACE MARKERS".

We request that European Patent No. 1176981 ("the Patent") be revoked in toto.

If the Opposition Division does not intend to grant this request, then we request that Oral Proceedings be appointed prior to the issuance of any Decision.

A. GROUNDS OF OPPOSITION

For the reasons set out below, we submit that the patent should be revoked in toto on any one of the following grounds:

     I. The subject matter of the European patent extends beyond the content of the application as filed (Article 100(c) EPC).

     II. The alleged invention is not novel (Article 100(a) in combination with Articles 52(1) and 54 EPC);

     III. The alleged invention involves no inventive step (Article 100(a) in combination with Articles 52(1) and 56 EPC); and

     IV.  The alleged invention is not sufficiently disclosed (Article 100(b)
          EPC);

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B. PRIOR ART RELIED UPON

D1: WO 93/02108

D2: WO 98/04281

D3: Abstract pertaining to a session given at the 41st Annual Scientific Conference of the Australian Rheumatology Association (Sydney; 24-27 May 1998)

D4: Abstract pertaining to a session given at The Fourth International Synovitis Workshop (Dallas; 21-25 April 1999)

D5: "Sustained Improvement in Rheumatoid Arthritis following a B Lymphocyte Depletion Protocol" by Edwards et al. [Rheumatology, Vol. 39, Abstract Supplement 1, Abstract 89]

D6: "Remission of Inflammatory Arthropathy in Association with anti-CD20 for non-Hodgkin's Lymphoma" by Protheroe et al. [Rheumatology, 1999; 38: 1150-1152]

D7: WO 95/03770

D8: "Rheumatoid Arthritis: The Predictable Effect of Small Immune Complexes in which Antibody is also Antigen" by Edwards et al. [British Journal of Rheumatology, 1998; 37: 126-130]

D9: "IDEC-C2B8: Results of a Phase I Multiple Dose Trial in Patients with Relapsed Non-Hodgkin's Lymphoma" by Maloney et al. [Journal of Clinical Oncology, 15(10), 1997: 3266-3274]

D10: "Do self-perpetuating B Lymphocytes drive human autoimmune disease?" by Edwards et al [Immunology: 1999, Vol. 97, 188-196]

C. THE ALLEGED INVENTION

1. The Patent is entitled, "Treatment of Autoimmune Diseases with Antagonists which Bind to B-cell Surface Markers".

2. The Patent as granted includes sixteen claims in total. These claims are formatted as claims of the second medical use type, that is, in accordance with G5/83, and are in essence directed towards the USE OF AN ANTI-CD20 ANTIBODY TO TREAT RHEUMATOID ARTHRITIS in a mammal.


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D. ARTICLE 100(C) EPC

3. For the reasons set out below, in combination with those presented in Annex A appended hereto, the claims as granted offend the provisions of Article 100(c) EPC.

CLAIM 1

4. Claim 1 is directed towards the second medical use of an anti-CD20 antibody for the treatment of rheumatoid arthritis in a mammal.

5. Claim 1 was introduced by the Patentees by way of their representative's letter of 15 June 2004.

6. With reference to said letter of 15 June 2004, it was alleged that basis for Claim 1 was explicitly derivable from original Claim 20, namely, Claim 20 recited in International Application PCT/US00/40018, which was published under the number WO 00/67796 by WIPO (hereinafter referred to as "the Application").

7. Claim 20 merely states (taking cognisance of its dependency on claims 6 and 1) as follows:

          "A method of treating an autoimmune disease in a mammal, comprising administering to the mammal, a therapeutically effective amount of an antagonist which binds to a B-cell surface marker, wherein the autoimmune disease is rheumatoid arthritis."

8. As the Opposition Division will appreciate, there is NO MENTION WHATSOEVER IN THE DISCLOSURE PROVIDED BY ORIGINAL CLAIM 20 THAT THE ANTAGONIST IS AN ANTI-CD20 ANTIBODY.

9. With the above in mind, the explicit selection of the use of an anti-CD20 antibody to treat rheumatoid arthritis is not clearly and unambiguously derivable from original Claim 20 as alleged and, therefore, the claim does not comply with Article 100(c) EPC.

10. We also submit that the requisite disclosure pursuant to Article 100(c) EPC is not present in the Application's description. On the contrary, in order to arrive at such a combination, one would need to select the recited antagonist from one extensive list present in the Application (see page 3, line 29 et seq. in combination with page 2, line 32 et seq.) and then select the recited condition, namely rheumatoid arthritis, from another extensive list present in the Application (see page 3, line 8 et seq.). As is well established by the case law of the Boards of Appeal (see G1/93), it is impermissible to base a claim on a selection from two lists, which selection was not clearly and unambiguously derivable from the application as originally filed.


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11.  As Claim 1 offends Article 100(c) EPC, all dependent claims must also offend Article 100(c) EPC.

12. In any event, and for the sake of completeness, we provide our submissions in Annex A hereto as to why the remaining claims also offend the aforementioned Article.

E. PRIORITY

13. Before providing our submissions as to why the alleged invention currently claimed is not novel, we would like to the draw the Opposition Division's attention to the fact that the claim to priority and its effect pursuant to
     Article 89 EPC is invalid for the reasons given below:

14. The claims as granted are not entitled to claim priority from US Patent Application No. 60/133,018, dated 7 May 1999 and US Patent Application No. 60/139,621, dated 17 June 1999, and as a result, the date of filing in the context of Article 54(2) EPC is 4 MAY 2000. In particular, the requirements of Article 87(1) EPC, which is reproduced below, have not been satisfied.

15.  Article 87(1), which reads as follows:

          "A person who has duly filed in or for any state party to the Paris Convention for the protection of industrial property, an Application for a Patent or for the registration of a utility certificate or for an inventor's certificate, or his successors in title, shall enjoy, for the purpose of filing a European Patent Application in respect of the SAME INVENTION, a right of priority during a period of twelve months from the date of filing of the FIRST APPLICATION." [Emphasis added.]

16. On a reading of Article 87(1) EPC it is clear that there are two requirements that need to be met for a priority claim to be valid. They are:

     i. The European Patent Application must be in respect of the SAME INVENTION as that disclosed in the earlier application from which priority is claimed; and

     ii. The earlier application must be the FIRST APPLICATION filed by the applicant for the said invention.

THE SAME INVENTION

17.  Guidance as to what constitutes the SAME INVENTION within the context of
     Article 87(1) EPC is provided by Enlarged Board of Appeal Decision G2/98.

18. In accordance with G2/98, it is clear that a claim is only entitled to claim priority if the skilled person can derive the subject matter of the claim DIRECTLY


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     AND UNAMBIGUOUSLY, using common general knowledge, from the first
     Application as a whole.

19. With the above in mind, we note that the claims, as granted, are directed towards the use of an anti-CD20 antibody to treat rheumatoid arthritis in a mammal.

20. The claimed selection of a specific antibody, namely, an anti-CD20 antibody to treat a specific disease, namely, rheumatoid arthritis in a mammal, is not clearly and unambiguously disclosed in either of the priority documents from which priority is claimed. On the contrary, all that is disclosed are extensive lists including said antibody and said condition, and there is no disclosure which specifically makes the selection, as claimed.

THE FIRST APPLICATION

21. Under this heading we refer the Office to D1 which, as noted below, names IDEC Pharmaceuticals as proprietor.

22. Because D1 is directed towards the SAME INVENTION (see our comments below in relation to Novelty) and because D1 was filed by one of the co-applicants of the Patent, it is clear that neither of the priority documents would qualify as the FIRST application within the context of
     Article 87(1) EPC.

23. In addition, because D1 has been published, the patentees cannot avail themselves of Article 87(4) EPC.

24.  Therefore, in the light of the above, the relevant date in the context of
     Article 54(2) EPC applicable to the present claims is 4 MAY 2000.

F. NOVELTY (ARTICLE 100(A) IN COMBINATION WITH ARTICLES 52 AND 54 EPC)

25.  The subject matter of the claims was disclosed in the prior art

1. OVER D1

26. WO 93/02108 was filed in the name of IDEC Pharmaceuticals Corporation, whom we note is one of the co-patentees of the above identified European Patent.

27. D1 was published on 4 February 1993 and, therefore, is prior art within the context of Article 54(2) EPC, regardless of the validity of the priority claim.


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CLAIM 1

28. With reference to Claims 63 and 64 of D1, there is disclosed a pharmaceutical composition including a therapeutically effective amount of an anti-CD20 antibody.

29. With reference to Claim 65 of D1, there is disclosed the use of such a pharmaceutical composition to treat rheumatoid arthritis.

30. We also rely upon the disclosure in D1 at page 10, line 14 et seq. and the disclosure given at page 38, line 31 et seq.

31. Therefore, D1 clearly and unambiguously discloses the use of an anti-CD20 antibody to treat rheumatoid arthritis in a mammal, namely the subject matter of Claim 1.

CLAIM 3

32.  D1 is also novelty destroying of Claim 3.

33.  Claim 3 is further characterised in that the antibody is humanised.

34. As explained in the Application as originally filed, see page 13, line 14 et seq., "humanised" antibodies are chimeric antibodies, wherein substantially less than an intact human variable domain has been substituted by the corresponding sequence from a non-human species. As further explained at the top of page 7 of the Application, humanised forms of non-human antibodies are chimeric antibodies that contain minimal sequence derived from non-human immunoglobulin. For the most part, a humanised antibody is a human immunoglobulin (recipient antibody) in which residues from a hypervariable region of the recipient are replaced by residues from a hypervariable region of a non-human species (donor antibody), such as mouse, rat, rabbit or NON-HUMAN PRIMATE having the desired specificity, affinity and capacity. Bearing in mind that the recombinant antibody of D1 (see claim 1 for example), can include a human constant region and an antigen-binding portion of a second old world monkey immunoglobulin variable region (a non-human primate), it is clear that D1 discloses "humanised" anti-CD20 antibodies to treat rheumatoid arthritis.

CLAIM 4

35.  Claim 4 is directed towards a chimeric antibody.

36. As disclosed by the Application (see page 6, lines 38-40), such chimeric antibodies include "primatized" antibodies comprising variable domain antigen binding sequences derived from a non-human primate (e.g., old world monkey, such as a baboon, rhesus or cynomolgus monkey) and human constant region sequences.


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37.  Because the antibody of at least Claim 1 of D1 includes a human constant region and an antigen binding portion of an old world monkey, the subject matter of Claim 4 is clearly and unambiguously derivable from D1.

CLAIM 6

38. It is a requirement of Claim 6 that the antibody is not conjugated with a cytotoxic agent.

39. On consideration of the disclosure referred to above, namely Claims 63 to 65, the anti-CD20 antibody is disclosed as not being conjugated with a cytotoxic agent.

40.  Claim 6 is therefore not novel over D1.

CLAIMS 12, 15 AND 16

41. The additional features of the above claims are clearly and unambiguously derivable from D1 at page 40, line 13 et seq. and the section starting on page 41, line 14 entitled, "Formulations". For example, see page 40, line 16 ("intravenous").

2. OVER D2

CLAIM 1

42. D2 (WO 98/04821) was published on 5 February 1998 and is, therefore, prior art within the context of Article 54(2) EPC, regardless of the validity of the priority claim.

43. D2 discloses an improved method for treating immune cell-mediated diseases by increasing the systemic exposure of therapeutic proteins which bind to selected antigens on the surface of immune cells. (See, e.g., abstract and page 2, lines 15-17).

44. D2 indicates that an "immune cell" includes B cells (page 4, lines 13-16); "a selected antigen" includes CD20 (page 5, lines 1-7); and "a therapeutic protein" includes a monoclonal antibody (page 5, lines 9-10). Further, D2 indicates that the monoclonal antibody recognizes a B cell antigen (e.g., CD20) (page 7, lines 5-13).

45. D2 further discloses that the method is an effective treatment for immune cell-mediated disease states such as those mediated by B cells and, preferably, the disease state is rheumatoid arthritis, asthma, and/or psoriasis (page 9, line 28 to page 10, line 12).

46. Thus, D2 discloses the use of an anti-CD20 monoclonal antibody for the treatment of rheumatoid arthritis.

47.  Claim 1 thus lacks novelty in view D2.


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CLAIMS 2-4

48. As disclosed on page 6, line 10 through to line 19, the antibody of D2 can be human (line 11), humanized or chimeric (line 17).

49.  Claims 2 to 4 thus lack novelty over D2.

CLAIM 6

50.  On a review of D2, a non-conjugated antibody is disclosed
     (co-administration with a cytotoxic agent being optional (see p.11, lines 8-14)

51.  Claim 6 thus lacks novelty.

CLAIMS 12, 15 AND 16

52. As disclosed by D2, the "saturation" dose can be given intravenously (for example see the section entitled, "Route of Administration" and claim 15).

53. Also, and with reference to the section entitled "Pharmaceutical Compositions" starting on page 11, line 15, it is clear that the composition may be an aqueous solution (see line 19). Furthermore, with reference to page 13, line 26, D2 discloses that the pharmaceutical composition of D2 may be in lyophilized form.

54.  Claims 12, 15 and 16 thus lack novelty.

3. OVER D3

55. D3 is an abstract relating to a session presented by Professor Edwards to a number of his peers on 26 May 1998 in Sydney at the 41st Annual Scientific Conference of the Australian Rheumatology Association. Reliance is placed both on the abstract itself as a prior publication and on the associated presentation by Professor Edwards as a prior disclosure.

56. As reflected by the enclosed abstract, it is evident that the subject of the session presented by Professor Edwards related to the treatment of rheumatoid arthritis using an anti-CD20 antibody.

57. With further reference to D3, the Opposition Division will note that Professor Edwards talked about the approach of treating rheumatoid arthritis by targeting B cells and highlights the fact that treatment involving the use of anti-CD20 antibodies is very safe.

58. In the light of the abstract and the disclosure made by Professor Edwards in Sydney to his peers, which is evidenced by D3, the subject matter of at least claim 1 is not novel. The fact that the disclosure was made to his peers


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     means that there can be no doubt that the alleged invention of claim 1 was made available to the relevant public (T877/90).

4. OVER D4

59. As evidenced by D4, Professor Edwards made another presentation to his peers, this time in Dallas at The Fourth International Synovitis Workshop on 22 April 1999.

60. With reference to D4, it is evident that once again Professor Edwards made a disclosure to his peers about targeting B cells to treat rheumatoid arthritis using an anti-CD20 antibody

61. In the light of the disclosure made in Dallas by Professor Edwards, such disclosure evidenced by D4, at least the subject matter of claim 1 is not novel.

5. OVER D5

62. D5 is an Abstract appearing in the journal Rheumatology that discloses a study carried out by Edwards et al. to test a hypothesis derived from a previous proposal (see D10) that rheumatoid arthritis is propagated by a vicious cycle based on self-perpetuating autoreactive B lymphocytes.

63. On inspection of the front cover of D5, it is evident that D5 was received on, and hence made available on 5 February 2000. In addition, for the avoidance of any doubt, we enclose a further copy of D5 (identified as D5a), which we obtained from the British Library and which was made available on 19 April 2000. To this end, we draw the Division's attention to the date stamp on the upper right hand corner of the "contents" page.

64. For the reasons outlined above, because the present claims are not entitled to their alleged priority date, D5 is prior art in the context of Article 54(2) EPC.

CLAIM 1

65. On a review of D5, it is clearly evident that the authors of D5 used a monoclonal anti-CD20 antibody to treat rheumatoid arthritis (see "Methods" section).

66.  Therefore, Claim 1 is not novel in the light of D5.

CLAIMS 4 AND 5

67. Claim 4, which is dependent on Claim 1, is further characterised in that the antibody is chimeric.

68. Claim 5, which in turn is dependent on Claim 4, is further characterised in that the chimeric antibody is rituximab.


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69.  With further reference to D5, in particular the section entitled "Methods", it is clear that the authors of D5 used the chimeric anti-CD20 antibody designated "MABTHERA". As will be appreciated, "MABTHERA" is the European trade mark for rituximab, which is explicitly referred to in Claim 5.

70. Therefore, Claims 4 and 5 are not novel, because the authors of D5 used the chimeric antibody, rituximab ("MABTHERA"), to treat rheumatoid arthritis.

CLAIM 6

71. Claim 6 is further characterised in that the antibody is not conjugated with a cytotoxic agent.

72. On a consideration of D5, it is evident that the monoclonal anti-CD20 antibody utilised in the therapeutic protocols of D5 is not conjugated with a cytotoxic agent.

73.  Therefore, Claim 6 is not novel.

6. OVER D6

74. D6 is an article published in the journal "Rheumatology". According to the British Library, D6 was made available to the public on 17 November 1999. In the light of the fact that the present claim set is not entitled to priority, D6 is prior art in the context of Article 54(2) EPC.

CLAIM 1

75. D6 is a case report concerning the treatment of a 53-year-old male with an anti-CD20 antibody. As can be seen from D6, the treatment resulted in the patient remaining essentially free of arthropathic musculoskeletal symptoms in March 1999.

76. As is evident from the section of D6 entitled "Case History", the patient was treated with 700 mg infusions of the chimeric monoclonal anti-CD20 antibody (MABTHERA; Roche products), at weekly intervals.

77. D6 discloses that approximately 3 weeks after receiving the chimeric monoclonal anti-CD20 antibody, the patient noticed improvement in joint pain and stiffening. It is also reported that 3 months later the patient was virtually symptom free and walking up to 5 miles a day!

78. It should also be pointed out that D6 confirms that an anti-CD20 antibody had already been used to treat rheumatoid arthritis and that an open clinical trial involving the use of an anti-CD20 antibody to treat rheumatoid arthritis was already underway (see third sentence of "Discussion")

79.  In the light of the above disclosure, Claim 1 is clearly not novel.


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CLAIMS 4, 5 AND 6

80. Claim 4 is further characterised in that the antibody is chimeric and Claim 5, which is dependent on Claim 4, is further characterised in that the chimeric antibody is rituximab. With reference to the "Discussion" section, in particular the second column on page 1150, it is clear that in the study of D6 they were using MABTHERA, the European trade name for rituximab, which is a chimeric, monoclonal anti-CD20 antibody.

81.  Therefore, Claims 4 and 5 are not novel.

82. Furthermore, the chimeric monoclonal anti-CD20 antibody was not disclosed as conjugated with a cytotoxic agent. Therefore, Claim 6 is also not novel.

CLAIM 12

83. Claim 12 is further characterised in that the antibody formulation is suitable for intravenous administration. As the antibody of D6 was delivered in four 700 mg infusions, the formulation of D6 must also be suitable for intravenous administration.

84.  Therefore, Claim 12 is not novel.

G. INVENTIVE STEP (ARTICLE 100(A) EPC IN COMBINATION WITH ARTICLES 52 AND 56
EPC)

85. Before providing our submissions as to why the claims of the Patent are not inventive over any of the prior art documents relied upon by us, we respectfully draw the Opposition Division's attention to Board of Appeal Decision T1329/04, which is highly relevant when considering whether or not the Patent complies with Article 100(a) EPC in combination with Articles 52 and 56 EPC.

86. By way of introduction, Decision T1329/04 concerned the allowability of a claim directed towards an "alleged" member of the TGF-(BETA) superfamily, internally identified as GDF-9. The patent application, as filed, contained no functional data confirming that it was a member of the TGF-(BETA) superfamily, nor could this be inferred from its structure by way of comparison to other members of the family.

87.  With this in mind, the Board of Appeal held that the requirements of
     Article 56 EPC had not been met, because AT THE DATE OF FILING there was no evidence in the Application confirming that the objective technical problem had indeed been solved.

88. Excerpts from Decision T1329/04, which are of particular relevance to the present Opposition, are reproduced below for the Opposition Division's convenience.

89.  At paragraph 10 of the "Reasons for the Decision" the following was stated:


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          "At Oral Proceedings, it was argued that SPECULATIONS OF THIS KIND should be permitted because of the 'first to file approach' of the European Patent system which forced the applicant to cover any and all subject-matter connected with its invention. THE BOARD IS UNABLE TO ENDORSE THIS REASONING. On the contrary, in a first-to-file system, the (earlier) filing date of the application, not the date at which the invention was made determines to whom of several persons having made an invention independently of each other, the right to a European patent belongs (cf. Article 60(2) EPC). Hence, it is PARTICULARLY IMPORTANT in such a system that the application allows to conclude that the invention has been made, i.e. THAT A PROBLEM HAD INDEED BEEN SOLVED, NOT MERELY PUT FORWARD AT THE FILING DATE OF THE APPLICATION. Therefore, the issue here is rather how much weight can be given to speculations in the application in the framework of assessing inventive step, which assessment requires that facts be established before starting the relevant reasoning. In the board's judgment, enumerating any and all putative functions of a given compound is not the same as providing technical evidence as regard a specific one." [Underscored emphasis in original; emphasis in bold added.]

90.  Then at paragraph 12 of the "Reasons for the Decision" it was stated by the
     Board:

          "The APPELLANT FILED POST-PUBLISHED EVIDENCE (e.g. document (4) and Exhibit E) establishing that GDF-9 was indeed a growth differentiation factor. This cannot be regarded as supportive of any evidence which would have been given in the application as filed since there was not any. THE SAID POST-PUBLISHED DOCUMENTS ARE INDEED THE FIRST DISCLOSURES GOING BEYOND SPECULATION. For this reason, the post-published evidence may not be considered at all. Indeed, to do otherwise would imply that the recognition of a claimed subject-matter as a solution to a particular problem could vary as time went by. Here, for example, had the issue been examined before the publication date of the earliest relevant post-published document, GDF-9 would not have been seen as a plausible solution to the problem of finding a new member of the TGB-(BETA) superfamily and inventive step would have had to be denied whereas, when examined thereafter, GDF-9 would have to be acknowledged as one such member. This approach would be in contradiction with the principle that inventive step, as all other criteria for PATENTABILITY, MUST BE ASCERTAINED AS FROM THE EFFECTIVE DATE OF THE PATENT. The definition of an invention as being a contribution to the art, i.e. as solving a technical problem and not merely putting forward one, requires that it is at least made plausible by the disclosure in the application that its teaching solves indeed the problem it purports to solve. Therefore, even if supplementary post-published evidence may in the proper circumstances also be take into consideration, it may not serve as the sole basis to establish that the application solves indeed the problem it purports to solve." [Emphasis added.]


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91.  The Headnote of the Decision, which is reproduced below, sums up the
     Board's position, namely:

          "The definition of an invention as being a contribution to the art, i.e. solving a technical problem and not merely putting forward one, requires that it is at least made plausible by the disclosure in the application that its teaching solves indeed the problem it purports to solve. Therefore, even if supplementary post-published evidence may in the proper circumstances also be taken into consideration, it may NOT SERVE AS THE SOLE BASIS TO ESTABLISH THAT THE APPLICATION SOLVES INDEED THE PROBLEM IT PURPORTS TO SOLVE." [Emphasis added.]

92. Therefore, in order to meet the requirement of Article 100(a) EPC in combination with Article 56 EPC, the disclosure in the Application must make it plausible that the problem the Application purports to solve has in fact been solved, and that this failing cannot be redressed by filing post-published evidence.

93. With this in mind, if one considers the claims of the Patent, the objective technical problem they purport to solve is the use of an anti-CD20 antibody to treat rheumatoid arthritis. However, it is clear that there is NO DATA whatsoever in the Application that makes it plausible that the objective technical problem had been solved as of the relevant date. In this regard, it should be noted that Example 1 of the Application is completely prophetic and, therefore, does not in any way support the plausibility of the claimed invention.

94. With reference to the prosecution history for this case, we note that data supporting the plausibility of the invention were filed subsequently with the letter of 9 May 2005 submitted by Patentees' Representative. As clearly confirmed by T1329/04, such supplementary post-published evidence cannot be relied upon to address this fundamental failing in a first-to-file system.

95. In the light of the absence of data, we submit that on taking cognisance of Decision T1329/04, this Patent must be revoked.

1. D1 AS THE CLOSEST PRIOR ART

96. With reference to our comments above under the heading of "Novelty", we submit that Claims 1, 3, 4, 6, 12, 15 and 16, are clearly not novel.

97. With regard to the further antibody claims of Claims 2 and 5, we submit that the objective technical problem in relation to the additional features of a human antibody or the antibody comprising rituximab is merely an alternative form of anti-CD20 antibody to treat rheumatoid arthritis in a mammal. The selection of the antibodies of Claims 2 and 5 are merely routine; this being confirmed by the Patentees themselves. For example, in the case of rituximab, see the disclosure in the Application at page 7, line 27 et seq.


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98.  With regard to the subject matter of Claim 7, namely the combined use of methotrexate as an immunosuppressive, methotrexate was a known immunosuppressive agent and, therefore, there is nothing inventive about its specific selection.

99. With regard to the subject matter of Claims 8 to 11 and 13 to 14, the added "dosage" features are merely routine. This is clearly acknowledged by the Patentees (for example, see the Application at page 22, line 16).

100. If the Patentees attempt to take the position that the subject matter of any one of Claims 2, 5, 7 to 11 and 13 to 14 provide some form of unexpected advantage, then we respectfully submit that there is no data in the Application that would support such an allegation. In this regard, we respectfully refer the Opposition Division to our comments above pertaining to Decision T1329/04, which are equally applicable mutatis mutandis, to the lack of inventive step of the aforementioned claims.

2. D2 AS THE CLOSEST PRIOR ART

101. With reference to the novelty section above, it is clear that D2 is novelty destroying of claims 1-4, 6, 12, 15 and 16.

102. As regards Claim 5, there is nothing inventive about selecting a known, commercially available formulation of an anti-CD20 antibody.

103. As regards the remaining claims, including the "dosage" claims our comments above are equally applicable mutatis mutandis.

3. D8 AS THE CLOSEST PRIOR ART

104. D8 is an article published in 1998 in the British Journal of Rheumatology by Professor Edwards et al., entitled, " Rheumatoid Arthritis: The Predictable Effect of Small Immune Complexes in which Antibody is also Antigen".

105. The authors of D8 propose that rheumatoid arthritis can be cured by the permanent interruption of autoantibody production by the use of anti-CD20 antibody.

106. For the reasons set out below, the claimed subject matter cannot be deemed inventive, especially since it is well established that there can be no invention in the context of Article 56 EPC where the skilled person would arrive at the claimed invention by merely following the teaching of a prior art document.

107. On applying the "problem and solution approach" endorsed by the European Patent Office, it is well established (see T606/89 for example) that the closest piece of prior art, which constitutes the most suitable starting point towards the claimed invention, has to be a prior art document which differs from the claimed subject matter by a minimum number of structural and functional features, and is concerned with the same purpose or effect. With this in mind, D8 is the closest piece of prior art, because D8, like the patent in suit, proposes the use of an anti-CD20 antibody to treat rheumatoid arthritis.

108. On comparing D8 to claim 1 of the patent, it is submitted that the objective technical problem is the preparation of a medicament to treat rheumatoid arthritis.

109. With further reference to our comments above pertaining to the applicability of T1329/04, it is firstly pointed out that inventive step cannot be acknowledged, especially since in the absence of data it is clear that the objective technical problem was not solved at the relevant date.

110. In any event, and as touched upon above, there can be no invention in merely following a direction given in a prior art document to its logical conclusion, in this case, D8. To this end, it should not be forgotten that the skilled person would not be dissuaded in any way from pursuing the proposal made by D8, especially since D8 itself confirms that B cells can be destroyed with an anti-CD20 antibody with minimal side effects (see last sentence of penultimate paragraph on page 129). The point is, it is clear that the skilled person on starting from D8 would be prompted to arrive at the claimed invention, especially since it is clear that the skilled person would not have envisaged any obstacles, difficulties or pitfalls in pursuing the proposal of D8 to its logical conclusion, namely, clinical trials. This, in itself, is reflected by the fact that the authors of D8 moved to clinical trials less than two years after making the proposal, which is certainly indicative of the fact that the requisite reasonable expectation of success must have existed at the relevant date.

111. Therefore, in the light of the above it is submitted that claim 1 at least lacks inventive step.

112. As regards the remaining claims, it is submitted that they are merely routine variations well within the remit of the skilled person. If it is alleged that any one of the remaining claims provides an unexpected advantage, then we respectfully refer the Opposition Division to our submissions above pertaining to Decision T1329/04, which are equally applicable mutatis mutandis.

4. D7 AS THE CLOSEST PRIOR ART

113. For the reasons set out below, the alleged invention is not inventive in the context of Article 56 EPC. In particular, and on applying the problem and solution approach, the alleged invention is not inventive, starting from D7 in combination with D8.

114. D7, which was published on 9 February 1995, is prior art in the context of
     Article 54(2) EPC.

115. D7 is concerned with the control of B cell proliferation in a mammalian host as a therapy. One such condition disclosed in D7, which is associated with B cell proliferation, is rheumatoid arthritis (for example, see page 1, line 28 to page 2, line 5 and page 6, line 25 et seq.).

116. D7 is primarily concerned with targeting the CDIM epitope present on the surfaces of B cells with a view to treating autoimmune diseases, including rheumatoid arthritis (for example, see page 6, line 25 et seq.).

117. Therefore, on applying the problem and solution approach, D7 could be considered the closest piece of prior art, because it clearly recognises the link between B cell-mediated rheumatoid arthritis and targeting a B cell surface epitope, while recognising the benefit of such targeting. Put another way, in the light of the foregoing, D7 is the most promising springboard towards the alleged invention, because D7 is concerned with the same purpose, i.e., the treatment of rheumatoid arthritis by targeting B cells.

118. By comparing D7 to Claim 1, it is evident that the sole difference resides in the B cell surface antigen targeted, namely, in D7 the CDIM epitope is targeted whereas in Claim 1 of the patent, the CD20 surface epitope is targeted.

119. With this difference in mind, the objective technical problem to be solved is the provision of an antibody to target an alternative B cell surface antigen/epitope with a view to treating rheumatoid arthritis

120. As claimed, the "alleged" solution is the use of an anti-CD20 antibody, which targets the CD20 surface antigen present on B cells.

121. Firstly, and with further reference to T1329/04, the objective technical problem has not been solved as of the relevant date. As submitted above, the Application contains no data whatsoever. On the contrary, all it contains is a prophetic example, namely, Example 1.

122. Secondly, and for the reasons set out below, the skilled person on starting from D7 would be prompted by D8 to arrive at the alleged invention with the requisite reasonable expectation of success. Put another way, on looking to solve the objective technical problem, the skilled person would be expected to consult D8, and on doing so, would be prompted to arrive at the claimed invention with a reasonable expectation of success. Staying with the issue of "reasonable expectation of success", we draw the Division's attention to our comments pertaining to D9 below, which clearly confirm that the skilled person would have no doubts that the requisite reasonable expectation of success existed as of the relevant date.

D8

123. D8 was published in 1998 and, as such, is prior art in the context of
     Article 54(2)EPC.

124. On a review of D8, it is evident that it is certainly in the same field as D7, since D8 is concerned with a therapeutic approach to treat rheumatoid arthritis by targeting B-cells by way of anti-CD20 antibody.

125. In addition, it should not be forgotten that D7 clearly identifies CD20 as a surface marker of all B-cells (see page 3, lines 13-15). This, we submit is another reason why the skilled person would consider the teaching of D8, i.e., it concerns targeting a surface antigen, namely CD20, which is explicitly identified as a B-cell surface antigen in D7.

126. Therefore, for the above reasons, the skilled person would be expected to consult D8 with a view to solving the objective technical problem identified above.

127. On consulting D8, the skilled person is taught that rheumatoid arthritis can be treated by the interruption of autoantibody production by way of targeting B-cells by way of the surface antigen CD20 (see the last sentence at the bottom of page 128 through to the "Acknowledgement").

128. As of the relevant date, there can be no doubt that the requisite reasonable expectation of success existed. This is not only confirmed by D8 itself (see lines 13-17 in the first column on page 129 of D8), but also is clearly reflected by D9.

D9

129. D9 concerns the use of the anti-CD20 antibody, IDEC-C2B8, to treat patients suffering from Non-Hodgkins' Lymphoma (NHL). Following administration of various dosages of IDEC-C2B8, the rapid depletion of B cells was observed.

130. D9 discloses that unlike the adverse effect patterns found previously with chemotherapy, radiotherapy, or WITH OTHER ANTIBODIES SUCH AS CAMPATH ANTIBODIES, where both the incidence and severity of adverse effects increased with each successive treatment, most patients treated with IDEC-C2B8 experienced MINIMAL SIDE EFFECTS. D9 also concludes that IDEC-C2B8 therapy is well tolerated and has clinical activity in patients with relapsed B-cell lymphoma. D9 also even identifies IDEC-C2B8 as useful in the "TREATMENT OF PATIENTS WITH AUTOIMMUNE DISEASES CAUSED BY AUTOREACTIVE ANTIBODIES." (Page 3274, left column, emphasis added.)

131. Thus, on consulting D9, the skilled person is taught that IDEC-C2B8 effectively depletes B cells in patients with minimal side effects, and that in addition to usefulness in NHL, IDEC-C2B8 may be useful in the treatment of autoimmune disorders. It should not be overlooked that D9 also reinforces the fact that the CD20 antigen is an attractive target for antibody immunotherapy.

132. Thus D9 confirms that:

     a) The B-cell surface antigen (CD20) provides AN EXCELLENT TARGET FOR ANTIBODY-DIRECTED THERAPIES (page 3266, first column);

     b) IDEC-C2B8 is an anti-CD20 antibody that safely and effectively depletes B cells in patients;

     c) There are no significant toxicities related to the use of anti-CD20 antibodies;

     d)   There are no quantifiable immune responses to anti-CD20 antibodies;
          and

     e) IDEC-C2B8, an anti-CD20 antibody, has application in the treatment of autoimmune diseases.

133. Therefore, in the light of the above, Claims 1, 3, 4 and 6 are not inventive, since starting from D7, the skilled person would arrive at the claimed invention with a reasonable expectation of success, especially since D8 clearly identifies the CD20 surface antigen as a suitable target to treat rheumatoid arthritis and, moreover, D9 confirms that there is a reasonable expectation of success that such an approach would work.

134. As regards the remaining claims, for example the antibody claims (claims 2 and 5), the methotrexate claim (claim 6), the dosage claims (claims 8-11 and 11-14) and the formulation claims (claims 12, 15 and 16), they are merely routine variations well within the remit of the skilled person. As above, if it is alleged that any one of the claims provides an unexpected advantage, then we respectfully refer the Opposition Division to our submissions above pertaining to Decision T1329/04, which are equally applicable mutatis mutandis.

5. D5 AS THE CLOSEST PRIOR ART

135. D5 was made available to the public on at least 19 April 2000. As the claims of the Patent are not entitled to their priority date, the relevant date of the claims is 4 May 2000. Therefore, D5 is prior art in the context of Article 54(2) EPC.

136. D5 is concerned with the treatment of rheumatoid arthritis. In particular, D5 employs a therapeutic protocol involving the use of monoclonal anti-CD20 antibody to deplete self-perpetuating autoreactive B lymphocytes, which are implicated in rheumatoid arthritis.

137. With reference to our comments above under the heading of "Novelty", we reiterate that at least Claims 1, 4, 5 and 6 are not novel.

138. On applying the problem and solution approach, and with reference to the further antibody claims of Claims 2 and 3, we submit that the objective technical problem in relation to the additional features of a human antibody or a humanised antibody is merely an alternative form of an anti-CD20 antibody to treat rheumatoid arthritis in a mammal. The selection of the antibodies of Claims 2 and 3 are merely routine.

139. With regard to the subject matter of Claim 7, namely the combined use of methotrexate as an immunosuppressive and the recited anti-CD20 antibody methotrexate was a known immunosuppressive agent and, therefore, there can be nothing inventive about its specific selection.

140. With regard to the subject matter of Claims 8 to 11 and 13 to 14, namely, the "dosage" claims, these are merely routine. This is clearly acknowledged by the Patentees (for example, see the Application at page 22, line 16).

141. With regard to "formulation" Claims 12, 15 and 16, these are merely routine. This is clearly acknowledged by the Patentees (for example, see the Application at page 22, line 21).

142. If the Patentees attempt to take the position that the subject matter of any one of Claims 2, 3 and 7 to 16 provides some form of unexpected advantage, then we respectfully submit that there is no data in the Application that would support such an allegation. In this regard, we once again refer the Opposition Division to our comments above pertaining to Decision T1329/04, which are equally applicable mutatis mutandis.

6. D6 AS THE CLOSEST PRIOR ART

143. With reference to our comments above in the "Novelty" section, D6 is novelty destroying of at least Claims 1, 4, 5, 6 and 12.

144. As regards the remaining claimed subject matter, our comments above about the obviousness of such subject matter are equally applicable mutatis mutandis. As above, if it is alleged that such subject matter somehow provides an unexpected advantage, then we reiterate that in the absence of any data in the Application as filed supporting such an allegation, then, in the light of T1329/04, it must be held that the requirements of inventive step have not been satisfied.

H. THE PATENT IS NOT SUFFICIENTLY DISCLOSED (ARTICLE 100(B) EPC)

145. As established by the case law of the Boards of Appeal, sufficiency of disclosure must be satisfied AT THE EFFECTIVE DATE OF THE PATENT, i.e., on the basis of the information in the Patent Application, together with common general knowledge then available to the skilled person.

146. Acknowledging sufficiency of disclosure on the basis of relevant technical information produced only after this date would lead to granting a Patent for a technical teaching that was not achieved and, thus, for an invention which was made at a date later than the effective date of the Patent. The general principle that the extent of monopoly conferred by a Patent should correspond to, and be justified by, the technical contribution to the art, has to be kept in mind.

147. Where a therapeutic application is claimed in the form allowed by the Enlarged Board of Appeal in its Decision G5/83, i.e., in the form of the use of a substance or composition for the manufacture of a medicament for a defined therapeutic application, ATTAINING THE CLAIMED THERAPEUTIC EFFECT IS A FUNCTIONAL TECHNICAL FEATURE OF THE CLAIM.

148. As a consequence, under Article 83 EPC, unless this is already known to the skilled person at the priority date, THE APPLICATION MUST DISCLOSE THE SUITABILITY OF THE PRODUCT TO BE MANUFACTURED FOR THE CLAIMED THERAPEUTIC APPLICATION.

149. It is a well known fact that proving the suitability of a given compound as an active ingredient in a pharmaceutical composition might require years and very high developmental costs that will only be borne by the industry if it has some form of protective right. Nonetheless, variously formulated claims to pharmaceutical products have been granted under the EPC, all through the years. The Patent System takes account of the intrinsic difficulties for a compound to be officially certified as a drug by not requiring as an absolute proof that the compound be approved as a drug before it may be claimed as such. The Boards of Appeal have accepted that for a sufficient disclosure of a therapeutic application, it is not always necessary that results of applying the claimed composition in the clinical trials, or at least to animals be reported. YET, THIS DOES NOT MEAN THAT A SIMPLE VERBAL STATEMENT IN A PATENT SPECIFICATION THAT COMPOUND X MAY BE USED TO TREAT DISEASE Y IS ENOUGH TO ENSURE SUFFICIENCY OF DISCLOSURE. IN RELATION TO A CLAIM TO A PHARMACEUTICAL, IT IS REQUIRED THAT THE PATENT PROVIDES SOME INFORMATION IN THE FORM OF, FOR EXAMPLE, EXPERIMENTAL TESTS TO THE AVAIL THAT THE CLAIMED COMPOUND HAS A DIRECT EFFECT ON A METABOLIC MECHANISM SPECIFICALLY INVOLVED IN THE DISEASE, THIS MECHANISM BEING EITHER KNOWN FROM THE PRIOR ART OR DEMONSTRATED IN THE PATENT PER SE. Showing a pharmaceutical effect in vitro may be sufficient if, for the skilled person, this observed effect directly and unambiguously reflects the therapeutic application. Once this evidence is available from the patent application, then post-published expert evidence may be taken into account, but only to back up the findings in the patent application in relation to the use of the ingredient as a pharmaceutical, and not to establish sufficiency of disclosure on their own.

150. Therefore, taking cognisance of the above well-established principle, in order to comply with sufficiency of disclosure, the Application must disclose the suitability of the product to treat the recited condition.

151. On a consideration of the Application, it is clear that the disclosure is insufficient because there is NO DATA whatsoever that makes it plausible that the recited product, namely, an anti-CD20 antibody, would be able to achieve the therapeutic aim of treating rheumatoid arthritis. On the contrary, all the Application contains is a SIMPLE VERBAL STATEMENT in the form of a prophetic example (see Example 1), which is not in itself sufficient to establish that the invention was achieved at the relevant date.

152. Therefore, the patent must be revoked as it does not comply with Article 100(b)EPC.

CONCLUSION

153. The patent should be revoked.


-------------------------------------   ----------------------------------------
BROWN, JOHN D                           WALKER, ROSS T

FORRESTER & BOEHMERT
PETTENKOFERSTRASSE 20-22
D-80336 MUNICH
GERMANY

(OUR REF: OF424:N31886)

                                     ANNEX A

D. ARTICLE 100(C) EPC

We provide our submissions as to why the remaining claims also offend the aforementioned Article.

CLAIM 2

Claim 2, which is dependent on Claim 1, is further characterised in that the antibody is human.

We note that this claim was also introduced by way of the Patentees' representative's letter of 15 June 2004.

With further reference to said letter, we note that it is alleged that Claim 2 is derivable from pages 13 - 14 of the Application.

On a consideration of the disclosure relied upon in the Application, namely, that starting at page 13, line 37 et seq., we note that this solely constitutes a generalised disclosure pertaining to human antibodies. On further review of the disclosure relied upon, we note that there is no mention whatsoever of the explicit selection of an anti-CD20 human antibody to treat rheumatoid arthritis in a mammal.

CLAIM 3

Claim 3, which is dependent on Claim 1, is further characterised in that the anti-CD20 antibody is humanised.

We note that the Patentees' representative submitted in its letter of 15 June 2004 that basis for this claim is clearly and unambiguously derivable from page 13.

On reviewing the Application, as originally filed, we assume that the Patentees' representative is of the opinion that the general disclosure pertaining to humanised antibodies, starting at page 13, line 7 provides the requisite basis.

However, and for the same reasons stated above mutatis mutandis in relation to Claim 2, it is submitted that the disclosure required to support the claimed selection of a humanised (i.e., a form of chimeric) anti-CD20 antibody to treat rheumatoid arthritis in a mammal is not clearly and unambiguously derivable from the Application.

CLAIM 4

Claim 4, which is dependent on Claim 1, is further characterised in that the anti-CD20 antibody is chimeric.

We note that the Patentees' representative submitted in its letter of 15 June 2004 that basis for this claim is clearly and unambiguously derivable from page 6, line 32 et seq.

On a consideration of the cited disclosure, we firstly note that, in the context of the Application as filed, a chimeric antibody must be a monoclonal antibody. However, the claim is not limited to a monoclonal antibody and, therefore, the requirements of Article 100(c) EPC have not been met.

In addition, the section of the Application relied upon merely constitutes a generalised disclosure in which the term "chimeric" is generally defined. With this in mind, it is our submission that contrary to the Patentees' assertion, there is no explicit disclosure of the selection of a chimeric anti-CD20 antibody to treat rheumatoid arthritis in a mammal.

CLAIM 5

Claim 5, which is dependent on Claim 4, is further characterised in that the chimeric antibody is rituximab.

We note that it is alleged by the Patentees' representative in its letter of 15 June 2004, that basis for this claim is in the original claim set.

On consideration of the original claim set, we assume that the Patentees must be attempting to rely on original Claim 9. However, the disclosure provided is, in fact,:

     "A method of treating an autoimmune disease in a mammal, comprising administering to the mammal a therapeutically effective amount of an antagonist which binds to a B-cell surface marker, wherein the antagonist is an antibody which binds CD20 and wherein the antibody is in fact rituximab."

There is no mention whatsoever in the above disclosure of the combined selection of the recited antibody to treat RHEUMATOID ARTHRITIS.

CLAIM 6

Claim 6 is dependent on all of the aforementioned claims, and is further characterised in that the antibody is not conjugated with a cytotoxic agent.

With reference to the Patentees' representative's letter of 15 June 2004, we note that it is alleged that basis for this claim is derivable from the original claim set.

On a consideration of the original claim set, we assume that the Patentees must be relying upon Claim 8, which provides the following disclosure:

     "A method of treating an autoimmune disease in a mammal comprising administering to the mammal a therapeutically effective amount of an antagonist, namely, an antibody, which binds to a B-cell surface marker, wherein the antibody is not conjugated with a cytotoxic agent."

As is readily apparent from the above disclosure, namely that relied on by the Patentee, there is no explicit basis for the claimed selection of the antibody being an anti-CD20 antibody, which is humanised, or human, or chimeric, or comprises rituximab, nor is there explicit basis for using any such composition to treat rheumatoid arthritis.

CLAIM 7

Claim 7, which is dependent on any one of Claims 1 to 6, is further characterised in that the medicament is suitable for administration with methotrexate to the mammal.

We note that this claim was introduced by way of the Patentees' representative's email of 8 August 2005.

We note that it is alleged that basis for this claim is derivable from page 22, lines 25-28, page 24, lines 1-5, page 8, line 22, page 9, line 1, page 14, line 34 and Example 1.

On consideration of the basis relied upon, it is submitted that the selection giving rise to the claim is not clearly and unambiguously derivable from the Application, as alleged. Put another way, there is no specific disclosure pertaining to the selection of the combined use of an anti-CD20 antibody and methotrexate to treat rheumatoid arthritis.

CLAIM 8

Claim 8, which is dependent on any one of the preceding Claims, is further characterised in that the medicament is for administration in a dose of antibody of less than 375 mg/m(2).

We note that this claim was introduced by way of the Patentees' representative's email of 8 August 2005.

We note that it is alleged that basis is derivable from original claim 15 and the description at page 23, lines 17-22.

With specific reference to Claim 15, the disclosure provided is as follows:

     "A method for treating an autoimmune disease in a mammal, comprising administering to the mammal a therapeutically effective amount of an antagonist, namely, an antibody, which binds to a B-cell surface marker, wherein, the antibody is administered in a dose of substantially less than 375 mg/m(2)."

There is no mention whatsoever of the antibody being an anti-CD20 antibody, nor is there any disclosure that the condition or autoimmune disease being treated is specifically rheumatoid arthritis, and there is no mention that the antibody can be human, humanised, or chimeric, and more specifically rituximab. Furthermore, there is no explicit disclosure of the further selection that the antibody is not conjugated with a cytotoxic agent that is suitable for administration with methotrexate.

With reference to the portion of the description upon which the Patentees rely, we submit that the selection, which is the subject of the claim, is not derivable therefrom.

CLAIM 9

Claim 9, which is dependent on Claim 8, is further characterised in that the medicament is suitable for administration in a dose of antibody of 20 mg/m(2) to 250 mg/m(2).

We note that this claim was introduced by way of the Patentees' representative's email of 8 August 2005.

Once again, we note that the Patentees' representative is relying on the disclosure of the original claim set to support said claim, together with the description at page 23, lines 17-22.

Taking cognisance of the fact that original Claim 16, which is being relied upon, is dependent on original Claim 15, it is submitted that our comments made above in relation to Claim 8 are equally applicable mutatis mutandis in that the claimed selection is not clearly and unambiguously derivable from the Application.

CLAIM 10

Claim 10, which is dependent on Claim 9, is further characterised in that the medicament is suitable for administration in a dose of antibody of 50 mg/m(2) to 200 mg/m(2).

We note that this claim was introduced by way of the Patentees' representative's email of 8 August 2005.

We note that the Patentees' representative is of the opinion that basis is clearly derivable from the original claim set and the description at page 23, lines 17-22.

Taking cognisance of the fact that original Claim 17, which is being relied upon, is dependent on original Claim 15, it is submitted that our comments made above in relation to Claim 8 are equally applicable mutatis mutandis in that the claimed selection is not clearly and unambiguously derivable from the Application.

CLAIM 11

Claim 11, which is dependent on Claim 6, is further characterised in that the medicament is suitable for administration in a dose of antibody of 20 mg/m(2) to 1,000 mg/m(2).

We note that this claim was added on 8 August 2005.

With reference to the authorised representative's email of 8 August 2005, we note that basis is alleged to be derivable from page 23, lines 17-22 and the original claim set.

We submit that there is no disclosure whatsoever in the portion of the Description relied upon that such a dosage is suitable specifically for treating the recited condition of rheumatoid arthritis. Put another way, the disclosure relied upon is exceptionally general and does not, contrary to the representative's allegation, provide explicit basis for the currently claimed selection.

CLAIM 12

Claim 12, which is dependent on all of the preceding claims, is further characterised in that the medicament is suitable for intravenous administration.

We note that this claim was present in the claim set filed with the representative's letter of 15 June 2004. It was previously numbered as Claim 13.

On further review of the representative's submissions of 15 June 2004, we note that the original claim set is cited in support of this claim.

On consideration of the original claim set, we assume that the Patentees must be relying on Claim 13, which provides the following disclosure:

     "A method of treating an autoimmune disease in a mammal, comprising administering to the mammal a therapeutically effective amount of an antagonist which binds to a B-cell surface marker, wherein the antagonist is administered intravenously."

There is no mention of the antagonist being an anti-CD20 antibody, nor is there any mention of the autoimmune disease being rheumatoid arthritis.

CLAIM 13

Claim 13, which is dependent on Claim 5, is directed towards a preferred formulation of rituximab.

On a review of the file history for this case, we note that this claim was originally filed with the Patentees' representative's letter of 15 June 2004 and was numbered as Claim 9.

With further reference to the representative's letter of 15 June 2004, we note that it is alleged that basis is derivable from page 22, lines 17-18.

It is respectfully submitted that the disclosure relied upon is general and does not provide the requisite basis to support the specific selection of the anti-CD20 antibody formulation being utilised specifically to treat rheumatoid arthritis.

CLAIM 14

As with Claim 13, we note that Claim 14 is directed towards a preferred formulation of rituximab.

We note from the file history that this claim was initially Claim 10.

With reference to the Patentees' representative's letter of 15 June 2004, we note that it is alleged that the requisite basis is derivable from page 22, lines 19-21.

As above, in relation to Claim 13, we submit that this basis is very general and does not provide explicit basis for the currently claimed selection of the explicit use of the formulation to treat the specific condition of rheumatoid arthritis.

CLAIMS 15 AND 16

We note that Claims 15 and 16 are each dependent on Claims 1-6 and are further characterised in that the medicament is either an aqueous solution or is a lyophilized formulation, respectively.

We note that these claims were first introduced during prosecution by way of the Patentees' representative's letter of 15 June 2004 and were previously numbered as Claims 11 and 12, respectively.

With further reference to the representative's letter, we note that basis is alleged to be derivable from page 22, line 5.

As we are sure the Division will appreciate, the disclosure relied upon is exceptionally general in that it only refers to an antagonist and that there is no explicit disclosure that the antagonist may be an anti-CD20 antibody, nor is there any explicit disclosure of the selection of the disease being treated, namely, rheumatoid arthritis in a mammal.

In the light of the above, all of the claims as granted should be revoked, since they all add subject matter and, hence, offend Article 100(c) EPC.